Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION OF

A.P. PHARMA, INC.

A.P. Pharma, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That Section A of Article IV of the Certificate of Incorporation of the Corporation shall be amended and restated in its entirety as follows:

“A. Authorized Capital. The corporation is authorized to issue two classes of shares of stock to be designated, respectively, “preferred” and “common.” The total number of shares which the corporation is authorized to issue is One Billion Five Hundred Two Million, Five Hundred Thousand (1,502,500,000). The number of common shares authorized to be issued is One Billion Five Hundred Million (1,500,000,000), each such share to have a par value of $0.01 (“Common Stock”), and the number of preferred shares authorized to be issued is Two Million Five Hundred Thousand (2,500,000), each such share to have a par value of $0.01 (“Preferred Stock”).”

SECOND: The amendment to the Certificate of Incorporation of the Corporation herein was duly adopted by this Corporation’s Board of Directors in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, and the Corporation’s stockholders have given their consent in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: The amendment to the Certificate of Incorporation of the Corporation herein shall be effective June 30, 2011.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 29th day of June, 2011.

/s/ John B. Whelan
John B. Whelan, Chief Executive Officer